November 20, 2019

Bryan Smith
General Counsel
Urovant Sciences Ltd.
5281 California Avenue, Suite 100
Irvine, California 92617

       Re: Urovant Sciences Ltd.
           Registration Statement on Form S-3
           Filed November 12, 2019
           File No. 333-234620

Dear Mr. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Ryan A. Murr, Esq.